
November 27, 2018

David Yawman
Executive Vice President, Government Affairs, General Counsel
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

      Re: PepsiCo, Inc.
          Registration Statement on Form S-4
          Filed November 19, 2018
          File No. 333-228466

Dear Mr. Yawman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald E. Alper at 202-551-3329 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Beverages, Apparel and Mining

cc: Joseph A. Hall